Exhibit 99.1

Li Auto Inc. Announces Results of Extraordinary General Meeting, Class A Meeting, and Class B Meeting

BEIJING, China, November 16, 2021 — Li Auto Inc. (“Li Auto” or the “Company”) (Nasdaq: LI; HKEX: 2015), an innovator in China’s new energy vehicle market, today announced that each of the proposed resolutions submitted for shareholder approval (the “Proposed Resolutions”) as set forth in the notice of the extraordinary general meeting dated October 19, 2021 (the “EGM Notice”) has been adopted at its extraordinary general meeting of shareholders, the class meeting of holders of the Class A ordinary shares with a par value of US$0.0001 each, and the class meeting of holders of Class B ordinary shares with a par value of US$0.0001 each, held in Beijing, China today.

After the adoption of the Proposed Resolutions, the Company’s existing memorandum and articles of associations are amended and restated by their deletion in their entirety and by the substitution in their place of the fifth amended and restated memorandum and articles of association as set out in Part A of Appendix I to the circular of the Company dated October 19, 2021. The directors of the Company are granted a general mandate to allot, issue, and deal with additional Class A ordinary shares or equivalents and a general mandate to repurchase the Company’s own shares, respectively, on the terms and in the periods as set out in the EGM Notice.

About Li Auto Inc.

Li Auto Inc. is an innovator in China’s new energy vehicle market. The Company designs, develops, manufactures, and sells premium smart electric vehicles. Through innovations in product, technology, and business model, the Company provides families with safe, convenient, and refined products and services. Li Auto is a pioneer to successfully commercialize extended-range electric vehicles in China. Its first model, Li ONE, is a six-seat, large premium electric SUV equipped with a range extension system and advanced smart vehicle solutions. The Company started volume production of Li ONE in November 2019 and released the 2021 Li ONE in May 2021. The Company leverages technology to create value for its users. It concentrates its in-house development efforts on its proprietary range extension system, next-generation electric vehicle technology, and smart vehicle solutions. Beyond Li ONE, the Company will expand its product line by developing new vehicles, including BEVs and EREVs, to target a broader consumer base.

For more information, please visit: http://ir.lixiang.com.

For investor and media inquiries, please contact:

Li Auto Inc.

Investor Relations

Email: ir@lixiang.com

The Piacente Group, Inc.

Yang Song

Tel: +86-10-6508-0677

Email: Li@tpg-ir.com

Brandi Piacente

Tel: +1-212-481-2050

Email: Li@tpg-ir.com